January 31, 2007

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, DC 20549

Re:  Victoria Industries, Inc.
     Form 10-QSB for Fiscal Quarter Ended
     June 30, 2006

     Form 10-KSB/A for Fiscal Year Ended
     December 31, 2005

     Filed August 17, 2006
     File No. 000-31683


Dear Ms. Jenkins,

Please find our responses to your comments set forth below:

Note 19 - Risk Management Policies
----------------------------------

1. We reviewed your response to our prior comment three, noting you sold slow moving inventory to Exintra as favorable terms. Please tell us about (i) your return rights on inventory purchased from Exintra, (ii) whether the purchases and sales to Exintra typically relate to the same inventory, (iii) the time period between the purchase of inventory from Exintra and the sale of excess inventory to Exintra, and (iv) the favorable terms (e.g. cost, below cost, cost plus X%, etc.) offered by Exintra.

    (i) In accordance with the contract, we do not have any return rights on inventory purchased from Exintra other than for inadequate quality reasons. We receive title for the above goods upon delivery and we cannot return them in the event they are unsold.
    (ii) Purchases from and sales to Exintra do not relate to the same inventory. We mostly sell to Exintra goods purchased from other suppliers.
    (iii) We typically sell certain slow moving inventory to Exintra if we are unable to otherwise sell it within 6-9 months.
    (iv) Products are typically sold to Exintra at smaller mark-ups than our regular mark-ups or at cost depending upon the item. With very few exceptions we did not sell goods to Exintra below cost.

In response to your comment, we have revised our filings to include the above clarifications.

Exhibit 10.2 - Contract No. YCH-04/888
--------------------------------------

2. Upon review of Section 1.2 of this Contract, it appears the contract is valid for all deliveries through August 2005. As this is a material contract, please file and continue to file any modifications or new agreements as exhibits in accordance with Item 601 of Regulation S-B.

In addition to the above referenced contract YCH-04/888 with Yun Chou we also filed the contract YCH-04/999 with Yun Chou as Exhibit 10.3 to Form 10-KSB/A filed on August 17, 2006. The latter contract was signed on November 1, 2004 and covered all deliveries until November 1, 2005. Also, an addendum to the Contract YCH-04/888 with Yun Chou covering further deliveries until December 31, 2007 was executed on August 1, 2005. This addendum is included in the revised 12/31/2005 10-KSB filing as Exhibit 10_7.

In response to the above comment, we have revised the 10-KSB/A for the year ended 12/31/2005 to include all Addenda to all contracts with Yun Chou. This includes the following addenda that were not included in Form 10-KSB/A filed on August 17, 2006.

=====================================================================================================================
CONTRACT/ADDENDUM                               AMENDED                   AMENDMENT                     EXHIBIT #
                                                CONTRACT                 DESCRIPTION                      OF THE
                                                 CLAUSE                                              REVISED 10-KSB/A
---------------------------------------------------------------------------------------------------------------------
CONTRACT NO. YCH 04/888 DATED JULY 26, 2004
----------------------------------------------

    Addendum dated August 9, 2004                 4.2     Makes the due amount fully payable           EX. 10_6
                                                          within 6 months of delivery regardless of
                                                          whether or not Yun Chou sells the goods
                                                          to the Final Buyer.

    Addedndum dated August 1, 2005                1.2     Extends the delivery period to 12/31/2007    EX. 10_7


CONTRACT NO. YCH 04/999 DATED NOVEMBER 1, 2004
----------------------------------------------
    Addendum dated November 15, 2004              4.2     Makes the due amount fully payable           EX. 10_8
                                                          within 6 months of delivery regardless of
                                                          whether or not Yun Chou sells the goods
                                                          to the Final Buyer.
=====================================================================================================================

Form 10-QSB for the Fiscal Quarter Ended June 30, 2006
------------------------------------------------------

Notes to Financial Statements
-----------------------------

Note 5 - Accounts Receivable
----------------------------

3. We note that 100% of your receivables are due from Yun Chou and are considered fully collectible, thus no provision for bad debts has been recorded. Please revise to include the credit terms of your receivables and your policy for determining past due or delinquency status. Also, provide us with your analysis of why you believe receivables from Yun Chou are fully collectible including a discussion of the payment terms under Section 4.2 (i.e. thirty banking days from the date of delivery) of Contract No. YCH-04/888 (filed as Exhibit 10.2 to form 10-KSB). Finally, provide us with a definition of "Final Buyer" as referenced in Section
4.2 of the aforementioned contract. To the extent that Yun Chou acts as a distributor for your products, tell us why you believe that it is appropriate to recognize revenue upon shipment rather than the resale of the products by Yun Chou.

To clarify the situation, the Contract No. YCH-04/888 with Yun Chou has been amended (which is included in the amended filing).

Pursuant to the Section 4.2 of the above contract, " The payment to be effected within 30 (thirty) banking days upon the fulfillment of two conditions: Goods sale to the Final Buyers and accumulation of the sum equal to 25 000 US $ to the Buyers account." The above clause was amended by the Addendum dated August 9, 2004. The above Amendment is included in the revised 10-KSB/A filing as Exhibit 10_6.

A similar addendum to the Contract No. YCH-04/999 was executed on November 15, 2004. The above amendment was included in the revised 10-KSB/A filing as Exhibit 10_8.

In  accordance  with  the  above  addenda, notwithstanding the two conditions of
Section 4.2 of the original respective Contracts the full amount is fully payable within 6 months of the delivery.

We have revised our 10-KSB/A offering to include the description of our policy for determining past due or delinquency status. If our invoices remain unpaid over 30 days after the due date we refer such accounts to external collection agents and simultaneously set up a bad debt allowance in an amount appropriate in the circumstances. If the above debt collection efforts do not result in the full settlement of the overdue balance within 60 days of the commencement of our debt collection efforts our policy is to write off the uncollected amounts in full. To date, we have not had receivables overdue for more than 30 days. Accordingly, we have not created bad debt allowance in the past.

The Final Buyer is any buyer that buys the product from Yun Chou. In accordance with the amended Contracts, Yun Chou has no recourse to the Company in the event the product is not sold and Yun Chou is liable to pay the balance due in 6 months regardless of whether or not the project is sold to a Final Buyer.

Please do not hesitate to contact me on (646) 8258083 with any questions whatsoever.

Sincerely,

/s/   Albert Abdoulline
-----------------------
Albert Abdoulline
CEO, CFO and Chairman